

SECUR 07002805 IISSION


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
186
SECTION

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2007
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MWA Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 1st Avenue

(No. and Street)

Rock Island, Illinois 61201

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Roth 309-558-3101

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

PROCESSED

MAR 14 2007

THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0609-0767497

Oath or Affirmation

I, Robert Roth, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of MWA Financial Services, Inc., as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
Linda J. Kendall
Notary Public, State of Illinois
My Commission Exp. 03/02/2008

[signature]
President

[signature]
Notary Public

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X)	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

MWA Financial Services, Inc.

Consolidated Financial Statements
and Supplemental Information

Years Ended December 31, 2006 and 2005

Contents



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
MWA Financial Services, Inc.

We have audited the accompanying consolidated statements of financial condition of MWA Financial Services, Inc. (wholly owned by Modern Woodmen of America) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MWA Financial Services, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements, but are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ernst & Young LLP

February 20, 2007

MWA Financial Services, Inc.

Consolidated Statements of Financial Condition

	December 31	
	2006	2005
Assets		
Cash and cash equivalents	$ 1,554,093	$ 1,092,349
Receivables from brokers, dealers, and others	214,023	188,154
Fixed assets (net of accumulated depreciation of $52,668 in 2006 and $41,012 in 2005)	25,003	37,012
Other assets	52,914	41,639
Total assets	$ 1,846,033	$ 1,359,154
Liabilities and stockholder's equity		
Liabilities:		
Due to Modern Woodmen of America	$ 103,280	$ 81,349
Accounts payable and accrued expenses	483,634	406,229
Total liabilities	586,914	487,578
Stockholder's equity:		
Common stock, $1,000 stated value:		
Authorized shares – 10,000; issued and outstanding shares – 1,000	1,000,000	1,000,000
Additional paid-in capital	5,425,000	4,375,000
Retained-earnings deficit	(5,165,881)	(4,503,424)
Total stockholder's equity	1,259,119	871,576
Total liabilities and stockholder's equity	$ 1,846,033	$ 1,359,154

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Operations

	Year Ended December 31	
	2006	**2005**
Revenues:		
Concession income	**$ 5,603,193**	$ 4,741,948
Variable product distribution fee income	**660,000**	660,000
Interest income	**44,983**	29,213
Total revenues	**6,308,176**	5,431,161
Expenses:		
Commissions	**4,580,084**	3,888,396
Licenses and fees	**53,295**	40,403
Professional fees	**23,358**	24,862
Salaries and related expenses	**1,645,601**	1,601,906
Other operating expenses	**668,295**	626,689
Total expenses	**6,970,633**	6,182,256
Net loss	**$ (662,457)**	$ (751,095)

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock		Additional	Retained	
	Shares	Stated Value	Paid-In Capital	Earnings Deficit	Total
Balance at January 1, 2005	1,000	$ 1,000,000	$ 3,875,000	$ (3,752,329)	$ 1,122,671
Capital contribution from Modern Woodmen of America	–	–	500,000	–	500,000
Net loss	–	–	–	(751,095)	(751,095)
Balance at December 31, 2005	1,000	1,000,000	4,375,000	(4,503,424)	871,576
Capital contribution from Modern Woodmen of America	–	–	**1,050,000**	**–**	**1,050,000**
Net loss	–	–	–	**(662,457)**	**(662,457)**
Balance at December 31, 2006	**1,000**	**$ 1,000,000**	**$ 5,425,000**	**$ (5,165,881)**	**$ 1,259,119**

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2006	**2005**
Oerating activities		
Net loss	**$ (662,457)**	$ (751,095)
Adjustments to reconcile net loss to net cash used in operating activities:		
Realized loss on disposal of equipment	**1,341**	–
Depreciation expense	**14,339**	14,201
Changes in operating assets and liabilities:		
Receivables from brokers, dealers, and others	**(25,869)**	(3,993)
Other assets	**(11,275)**	(23,768)
Due to Modern Woodmen of America	**21,931**	29,357
Accounts payable and accrued expenses	**77,405**	62,074
Net cash used in operating activities	**(584,585)**	(673,224)
Investing activities		
Purchases of equipment	**(3,671)**	(27,920)
Net cash used in investing activities	**(3,671)**	(27,920)
Financing activities		
Capital contribution from Modern Woodmen of America	**1,050,000**	500,000
Net cash provided by financing activities	**1,050,000**	500,000
Increase (decrease) in cash and cash equivalents	**461,744**	(201,144)
Cash and cash equivalents at beginning of year	**1,092,349**	1,293,493
Cash and cash equivalents at end of year	**$ 1,554,093**	$ 1,092,349

See accompanying notes.

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements

December 31, 2006

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

MWA Financial Services, Inc. (the Company), a wholly owned subsidiary of Modern Woodmen of America, was incorporated on February 2, 2001, and began operating as a broker-dealer on October 10, 2001, upon its approval for membership in the National Association of Securities Dealers. The Company deals primarily in the sale of nonproprietary mutual fund shares and variable products. The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

The consolidated financial statements (see Note 2) include the accounts of the Company and its wholly owned subsidiary, MWAGIA, Inc., which is involved in the sale of nonproprietary insurance products. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Revenue Recognition

The majority of the Company's revenues were derived from dealer concessions on trades of nonproprietary mutual funds and fees for the distribution of variable products by registered representatives (see Note 6). Revenues are recognized on an accrual basis upon receipt of investor funds and remittance to the clearing broker or mutual fund company. Related commissions due to registered representatives are concurrently recognized based on agreed-upon rates.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

1. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets, primarily including office equipment, are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method using an estimated useful life of five years.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period (see Note 4).

2. Summarized Financial Information of Parent Company Only

The Company reports information pursuant to Section 17 of the Securities Exchange Act of 1934 and prepares its net capital computation in accordance with Rule 15c3-1 of the Securities and Exchange Commission (see Note 5) on an unconsolidated basis. Summarized financial data for the Company (parent only) is as follows:

	December 31	
	2006	**2005**
Investment in wholly owned subsidiary*	**$ 64,745**	$ 77,550
Other assets	**1,624,755**	1,140,471
Total assets	**$ 1,689,500**	$ 1,218,021
Due to Modern Woodmen of America	**$ 74,438**	$ 67,213
Other liabilities	**355,943**	279,232
Stockholder's equity	**1,259,119**	871,576
Total liabilities and stockholder's equity	**$ 1,689,500**	$ 1,218,021

2. Summarized Financial Information of Parent Company Only (continued)

	Year Ended December 31	
	2006	2005
Revenues	$ 4,873,761	$ 4,122,523
Expenses	(5,473,413)	(4,792,891)
Equity in net loss of wholly owned subsidiary*	(62,805)	(80,727)
Net loss	$ (662,457)	$ (751,095)

*Eliminated in consolidation.

3. Transactions With Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, there were no amounts to be indemnified to the clearing broker for these customer accounts.

4. Income Taxes

The Company and its subsidiary file consolidated income tax returns including only their own operations since the ultimate parent company, Modern Woodmen of America, is a tax-exempt fraternal benefit society.

At December 31, 2006, the Company had a tax net operating loss carryover of $4,924,217. The tax net operating losses arising in 2006 of $640,820 and in 2005 of $730,558, may be carried forward until 2026 and 2025, respectively, to reduce future taxable income. The remaining carryover of $3,552,839 arose in 2001 through 2004 and may be carried forward until 2021 through 2024. The net operating loss carryover represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes

4. Income Taxes (continued)

and amounts used for income tax purposes at December 31, 2006 and 2005. Management has established a valuation allowance for the full amount of the related net deferred tax assets of $1,674,234 and $1,456,355 at December 31, 2006 and 2005, respectively, because of the uncertainty of future income estimates necessary for its ultimate realization.

5. Net Capital Requirements

The Company is subject to the net capital requirements of the uniform net capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Commission requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met and requires that the ratio of aggregate indebtedness to net capital as defined therein shall not exceed 15 to 1. At December 31, 2006, the Company had net defined capital of $1,083,401, which was $983,401 in excess of the required net capital of $100,000 at that date. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 0.40 to 1. Various other regulatory agencies may impose additional capital requirements.

Under the clearing arrangement with the clearing broker, the Company is also required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2006, the Company was in compliance with all such requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(A) and Rule 15c3-3(k)(2)(B).

6. Related-Party Transactions

The Company's variable product distribution fee income relates to services performed in connection with the distribution of variable products of Modern Woodmen of America, its parent. Modern Woodmen of America compensates the Company at the rate of $55,000 per month under a distribution agreement that commenced in May 2002. Substantially all of the Company's operating expenses represent allocations from or payments by Modern Woodmen of America, who is then reimbursed by the Company. This includes the cost of the Company's employees and the allocated costs of their participation in various qualified employee benefit plans covering substantially all employees and sponsored by Modern Woodmen of America. Separate plan information disaggregated by subsidiary company is not available on the components of pension cost or on the funded status of the defined benefit pension plan.

6. Related-Party Transactions (continued)

During 2006 and 2005, Modern Woodmen of America contributed capital of $1,050,000 and $500,000, respectively, to the Company. The future operation of the Company is dependent upon such continued capital contributions until profitable operations can be achieved.

Supplemental Information

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA

December 31, 2006

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition			$ 1,259,119
2.	Deduct ownership equity not allowable for net capital			–
3.	Total ownership equity qualified for net capital			1,259,119
4.	Add:			
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B.	Other (deductions) or allowable credits			–
5.	Total capital and allowable subordinated liabilities			1,259,119
6.	Deductions and/or charges:			
A.	Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
1.	Investment in subsidiary	$ 64,745		
2.	Prepaid expenses and other receivables	68,951		
3.	Fixed assets	25,003	$ 158,699	
B.	Secured demand note deficiency		–	
C.	Commodity futures contracts and spot commodities – proprietary capital charges		–	
D.	Other deductions and/or charges		1,155	
7.	Other additions and/or allowable credits			–
8.	Net capital before haircuts on securities positions			1,099,265

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Net Capital (continued)

9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:		
A. Contractual securities commitments	$ –	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	–	
D. Undue concentration	–	
E. Other	15,864	15,864
10. Net capital		$ 1,083,401

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19) Note (A)	$ 28,692
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	100,000
13. Net capital requirement (greater of line 11 or 12)	100,000
14. Excess net capital (line 10 less 13)	983,401
15. Excess net capital at 1000% (line 10 less 10% of line 19)	1,040,362

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition:		
• Accounts payable and accrued expenses	$ 355,943	
• Due to Modern Woodmen of America	74,438	430,381

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Aggregate Indebtedness (continued)

17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	$ –
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts		–
19. Total aggregate indebtedness		430,381
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		40%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		–

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

MWA Financial Services, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2006

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)	
A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B. (k)(2)(A) – "Special Account for the Exclusive Benefit of Customers" maintained	X
C. (k)(2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm:	X
D. (k)(3) – Exempted by order of the Commission	______

MWA Financial Services, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2006

There were no differences between the computation of net capital under Rule 15(c)3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing submitted to the National Association of Securities Dealers, Inc. on January 24, 2007.

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
MWA Financial Services, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of MWA Financial Services, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2007

END